                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 11

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 11 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Moore Corporation Limited, an Ontario corporation ("Moore"), and FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore, to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $60.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995, the Supplement dated October 12, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

          Item 4(b) of Schedule 14D-9 is hereby amended and supplemented as follows:


          (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including, but not limited to, the following:


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                    (i)   The Board's familiarity with the business, financial
          condition, prospects and current business strategy of the Company, the nature of the businesses in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board of Directors particularly considered:

                    - The Company's exceptional performance for the fourth quarter of the fiscal year ended July 31, 1995 and for all of such fiscal year.

                    - The Company's financial projections of earnings per share of 78 cents on estimated sales of $206 million for the first quarter of the current fiscal year and earnings per share of $3.28 on estimated sales of $825 million for all of such current fiscal year.

                    - The popularity and rapid growth rate of the Company's Wallace Information Network (W.I.N.) and Select Services systems.

                    - The Company's reputation as a provider of superior products and services and its position in its industry as a technological leader and innovator.

                    - The fact that the Company has experienced increased sales every year since the Company went public in 1961 and, except for one year, experienced increased profit in every year since 1961.

                    - The fact that the Company and each of its business lines have grown in sales at higher rates than the industry as a whole.

                    - The fact that the Company has gained market share over the past several years and the Company's expectation of continuing to do so in the future.


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                    (ii)  The opinion of the Company's management as to the
          Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the long-term strategic plan, the various strategic initiatives which have been implemented over the past several years (including recent acquisitions and alliances to expand label sales, the development of new approaches in supplying office products to large organizations, new applications for imaging and personalization, and enterprise-wide approaches to electronic forms), and the acquisition and other opportunities that will be available in the future, its assessment of certain new products in various stages of development (such as linerless labels and patented direct response marketing systems), and its opinion concerning the Company's financial condition and current conditions in the businesses in which the Company operates.

                    (iii) The oral opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to herein and other financial criteria used in assessing an offer, that the Offer is inadequate.

                    (iv) Certain legal issues raised by the Offer under the antitrust laws of the United States.

                    (v) The numerous conditions to which the Offer is subject. Twelve general conditions and many more sub-conditions (none of which is unusual for a hostile tender offer) must be satisfied or waived before Moore and the Bidder are obligated to consummate the Offer. In particular, the Offer contains, among other conditions, expansive conditions relating to litigation, changes in the Company's business, the suspension of securities trading on a national exchange and the acquisition by any person of 5% or more of the Company's Shares.

                    (vi) The disruptive effect consummation of the Offer could have on the Company's employees, suppliers, customers and the communities where the Company operates. In particular, the combined work force of the two companies might exceed the needs of Moore following an acquisition of the Company, thereby raising uncertainty regarding the continued employment of employees of the Company. Furthermore, both suppliers and customers of the Company have expressed concerns regarding their continued relationship with the Company following an acquisition of the Company by Moore. In addition, the Company has plants in 20 cities in the U.S. and certain of those plants are major employers in the local communities in which they are located.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

          On November 6, 1995, the Company filed with the Securities and Exchange Commission definitive proxy materials (the "Definitive Proxy Materials") relating to the Company's 1995 Annual Meeting of Stockholders. The Definitive Proxy Materials are attached hereto as Exhibit 36 and incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 36 Definitive Proxy Materials filed by the Company with the Securities and Exchange Commission on November 6, 1995

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: November 7, 1995


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                                  EXHIBIT INDEX

Exhibit 36 Definitive Proxy Materials filed by the Company with the Securities and Exchange Commission on November 6, 1995


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